[Letterhead of Catalytic Solutions, Inc.]
September 20, 2010
Jeff Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed September 15, 2010 File No. 333-166865
Dear Mr. Gordon:
          We have been provided with a copy of the September 17, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning Amendment No. 3 to the Registration Statement on Form S-4 of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on September 15, 2010 (the “Form S-4/A”) with respect to the proposed business combination with Catalytic Solutions, Inc. (“CSI”).
          As discussed with you, we wish to provide the Staff supplementally with information regarding the background of CSI’s treatment of goodwill relative to its heavy duty diesel systems reporting unit (“HDD Systems”).
          CSI has two division segments based on the products it delivers: its HDD Systems division and its Catalyst division. The HDD Systems division, conducted through its wholly-owned subsidiary, Engine Control Systems (“ECS”), includes retrofit of legacy diesel fleets with emissions control systems and the emerging opportunity for new engine emissions controls for on- and off-road vehicles. The Catalyst division is the original part of the CSI business behind its proprietary Mixed Phase Catalyst (MPC®) technology enabling CSI to produce catalyst formulations for gasoline, diesel and natural gas induced emissions.
          CSI acquired Ontario, Canada-based ECS in December 2007. It remains a separate legal entity, has been operated as an independent business since the acquisition and is the only reporting unit of CSI that has goodwill. Since the acquisition, CSI has performed an annual impairment test for goodwill as of October 31, 2008 and October 31, 2009 under the guidance of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 350, Intangibles-Goodwill and Other. For its 2009 financial statements, CSI engaged RSM McGladrey to provide professional valuation services in support of the analysis.
          In considering goodwill and impairment, CSI determines the fair value of the HDD Systems reporting unit in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. [FASB ASC Topic 820 formerly SFAS No. 157]
          One of the key assumptions used to determine the fair value is an appropriate discount rate. The discount rate utilized for the HDD Systems was developed using a weighted average cost of equity capital, calculated using the Capital Asset Pricing Model (CAPM), and debt capital. The derivation of the discount rate utilized in this Step One impairment analysis is presented in the following table:

Risk-free rate of return		[1]		4.2%

Selected beta		[2]	1.48
Equity risk premium		[3]	6.5%
Company risk premium				9.6%

Plus size premium		[4]		5.8%
Plus specific industry’s company risk premium		[5]		9.0%
Cost of equity conclusion				28.6%

Long-term debt rate		[6]	10.0%
Corporate income tax rate		[7]	35.0%
Cost of debt conclusion				6.5%
	Weighting	[8]
Weighted equity rate	85.0%			24.3%
Weighted debt rate	15.0%			1.0%
Indicated WACC (rounded)				25.3%

Forecasted long-term growth rate				3.0%

Equity risk premium
Beta calculation
	Ticker	Debt to	Equity to		Unlevered
	Symbol	TIC[8]	TIC[8]	Beta[9]	Beta[9]
Catalytic Solutions, Inc.	AIM:CTS	77.9%	22.1%	0.827	0.252
Donaldson Company, Inc.	DCI	9.4%	90.6%	1.263	1.184
CECO Environmental Corp.	CECE	21.2%	78.8%	1.432	1.219
McDermott International Inc.	MDR	0.2%	99.8%	1.878	1.876
Cummins Inc.	CMI	7.3%	92.7%	1.509	1.436
Tenneco Inc.	TEN	69.5%	30.5%	3.544	1.428
ArvinMeritor Inc.	ARM	67.1%	32.9%	2.490	1.071
Without AIM:CTS		15.3%		Selected	1.323

			Relevered Beta		1.48
Notes:

[1]	The 20-year government bond rate as of October 31, 2009; Federal Statistical Release H.15.

[2]	Based on beta coefficients from the comparable group.

[3]	Long-term returns in excess of riskless rate determined by reference to various studies.

[4]	Size premium (long-term returns in excess of CAPM) for 10th decile stocks; SBBI Valuation Edition 2009 Yearbook.

[5]	The company-specific risk premium reflects the risks associated with the financial projections and the automotive exhaust system market.

[6]	Based on the estimated cost of debt for market participants, which reflects a premium over the 6.3% yield for Baa rated debt as of October 31, 2009.

[7]	Based on CSI’s projected total effective income tax rate.

[8]	Based on the capital structure of the companies in the comparable group.

[9]	Betas are derived using 5-year weekly stock prices for the period ended October 31, 2009.

          As noted in the table above, CSI utilized comparable company data for companies in the HDD business to estimate assumptions that would be used by a market participant.
          For the purpose of a Step One Impairment Test, CSI, in conjunction with its advisor RSM McGladrey, determined that this was an appropriate method of calculation and the calculated discount rate was appropriate. Accordingly, the Step One analysis resulted in a fair value of equity of HDD Systems of $15,196,000. This value was in excess of the equity book value of $14,272,000 for HDD Systems and therefore passed the Step One test.
          CSI’s audited consolidated financial statements for the years ended December 31, 2008 and 2009 were issued on June 30, 2009 and May 5, 2010, respectively.
          CSI was unaware of and therefore did not take into account the conclusions subsequently expressed by Ardour Capital (“Ardour”) with respect to CSI in preparing its audited financial statements. Instead, Ardour was retained by Clean Diesel to render an opinion as to the fairness to Clean Diesel’s stockholders, from a financial point of view, of the consideration to be paid by Clean Diesel to CSI shareholders in the proposed Merger. Ardour rendered such opinion to the Clean Diesel board of directors on May 10, 2010. In the course of preparing its opinion, which was for the purposes of opining on the relative valuation of Clean Diesel and CSI and was not restricted to the framework of fair value under FASB ASC Topic 820, Ardour considered various methods by which value may be viewed for such purposes.
          One such approach involved applying a discount rate. Ardour concluded that a 30% to 40% discount rate was an appropriate baseline discount rate for its purposes by taking into account the following factors: opportunity cost of capital in a range from 5% to 8%, a liquidity discount in the range of 20% to 25%, a hurdle rate in the range of 5% to 7%, and uncertainty of cash flows of 5%. In Ardour’s view, that supported a discount rate used for the valuation of CSI as a whole that was 40%.
          Ardour’s fairness opinion and related presentation did not express any view as to the value of HDD Systems on a standalone basis. In contrast, the Step One analysis undertaken by CSI was for the purpose of assessing goodwill impairment and relates solely to its HDD Systems division.

          It should be noted that the methodology utilized by Ardour in developing its discount rate assumption differs from the Weighted Average Cost of Capital (“WACC”) analysis utilized by RSM McGladrey. As a result, it is not possible to reconcile the individual assumptions utilized in developing the two discount rates. That said, we note that a component of Ardour’s discount rate is derived from an embedded liquidity discount. While a liquidity discount may have been appropriate to include in the fairness opinion, we do not believe that a liquidity discount would be appropriate to include in a fair value analysis prepared for goodwill impairment testing purposes. Because the fair value of a reporting unit refers to the price that would be received to sell the reporting unit as a whole, liquidity discounts are generally not included in goodwill impairment analyses.
          CSI has concluded that its Step One analysis was appropriate and that the 40% discount rate used by Ardour for its opinion as to the fairness to Clean Diesel’s stockholders from a financial point of view of the consideration to be paid to CSI’s shareholders does not justify any adjustment to the methodology that CSI has used to derive the 25.3% rate. Both the derivation of the relevant discount rates by CSI and Ardour and the entities to which they are applied are different.
          It is not unexpected that a discount rate for CSI as a whole (including its Catalyst division) would be higher than that used for its HDD Systems division (which is only heavy duty diesel) in a Step One analysis of HDD Systems on a standalone basis.
           CSI’s HDD Systems division has a history of consistent revenue growth (Compound Annual growth rate 2003— 2009 of 10%), has generated earnings before income tax, deprecation and amortization (EBITDA) every year since 2003 (which precedes its acquisition by CSI in 2007), and is projected to continue to grow profitably. CSI’s HDD Systems division generates cash and is sufficiently capitalized on a standalone basis. In contrast, CSI as a whole has had significant variation in revenue growth and, because of its Catalyst division, has had recurring losses on an annual basis. In addition, CSI has received a “going concern” audit opinion for both 2008 and 2009. As a financially distressed company with variability in revenues and earnings, it is expected that CSI as a whole would command a higher discount rate than its HDD Systems division on a standalone basis.
          A comparison of CSI’s HDD Systems division historical revenue and EBITDA from 2006 through June 2010 is presented below compared to the remaining CSI business, which illustrates the superior financial performance of the HDD Systems reporting unit. It should be noted that HDD Systems was part of CSI for less than one month in 2007 and that results of the Energy Systems Division that was sold in October 2009 are excluded from all periods.

	2010 H1	2009	2008	2007	2006
	US $000	US $000	US $000	US $000	US $000
Net Sales
HDD Systems	15,776	25,916	27,126	342	—
Catalyst	9,936	25,074	26,311	29,792	37,874
Corporate	—	—	—	—	—
Eliminations[1]	(341)	(476)	(874)	—	—
Total	25,371	50,514	52,563	30,134	37,847

Income Loss from Operations
HDD Systems	1,913	1,942	1,923	(6,808)[1]	—
Catalyst	(796)	(8,230)	(19,146)[3]	(18,636)	(7,252)
IP Sale	3,900	2,500	5,000		—
Corporate	(2,915)	(4,169)	(4,440)	— [2]	— [2]
Total	2,102	(7,957)	(16,663)	(25,444)	(7,252)

[1]	Includes a non-cash write-off of $6.5 million for In process research and development

[2]	Catalyst and Corporate not separated in 2007 and 2006

[3]	Includes a non-cash impairment charge of $4.9 million
The recurring significant losses of the CSI businesses other than its HDD Systems division is the primary driver of CSI’s accumulated deficit of $149 million at June 30, 2010 and has led to CSI’s current liquidity concerns.
          Comment No. 7 of the Staff’s September 17, 2010 letter correctly points out that CSI’s Catalyst division and CSI’s HDD Systems division have contributed similar net sales and assets to CSI as of and for the year ending December 31, 2009. Important to note, however, is that from an operating income level in the year ending December 31, 2009, HDD Systems had income from operations of $1,942,000 compared to the balance of the CSI group, which had a loss from operations of $9,899,000. In addition, for the year ended December 31, 2008, the HDD Systems division generated income from operations of $1,923,000 whereas the balance of the CSI group had a loss in excess of $18 million. HDD Systems is clearly the best performing asset within the group. The underperformance of the Catalyst assets resulted in a write-down those Catalyst assets of $4,928,000 in the year ending December 31, 2008.
          For the six months ending June 30, 2010, HDD Systems had income from operations of $1,913,000. (Please note that this six-month income is comparable to the full year 2009 annual income from operations for this HDD business). Over the same time period in 2010, the Catalyst division generated income from operations of $3,104,000. However such income resulted primarily from a gain on sale of intellectual property of $3,900,000, indicating a loss from operations of $796,000 when that one-time gain on sale is excluded. The sale of intellectual property was a non-recurring business transaction for the Catalyst division, and the gain from that sale should be excluded to understand clearly the underlying issues regarding the profitability of the Catalyst division. As disclosed in CSI’s liquidity and capital resources discussion, CSI’s ability to sell additional intellectual property without changes to the nature of its business is limited.

          Ardour’s fairness opinion issued in May 2010 was not considered an impairment triggering event for the HDD Systems reporting unit as of March 31 or June 30, 2010 for a number of reasons including the following:
•	The HDD Systems performed better than performance that was projected in the Step One analysis CSI had done for the year ended December 31, 2009 with higher revenues, higher operating income and higher cash generation.

•	The WACC used by Ardour, including the liquidity discount for purposes of its fairness opinion with respect to CSI as a whole (Catalyst and HDD Systems) was understandably different from a lower WACC used by CSI its goodwill impairment for HDD Systems on a standalone basis for the reasons described above.

•	At approximately the same time we obtained knowledge of the results of Ardour’s analysis, we also learned of the analysis prepared by Houlihan Smith & Company’s (“Houlihan”) for Clean Diesel’s purposes. As previously disclosed to you, Houlihan’s analysis included information on the valuation of the HDD Systems reporting unit that was significantly in excess of the fair value CSI had determined for purposes of the Step One impairment test at October 31, 2009. Ardour did not perform a valuation of the HDD Systems reporting unit on a stand alone basis, however both Ardour and Houlihan concluded on the fair value of CSI on a consolidated basis. While it is noted that Ardour utilized a higher discount rate than Houlihan, it should also be noted that Ardour arrived at a higher fair value of CSI than did Houlihan. This information suggested that embedded within Ardour’s valuation of CSI is a valuation of the HDD Systems reporting unit that is higher than both the Houlihan and our impairment test.
          It is important to note that the Ardour analysis utilizes a number of other differing methods, factors and assumptions, with discount rate of 40% being only one of them. If the method that Ardour Capital applied to CSI as a whole (both Catalyst and HDD Systems) was applied to CSI’s HDD Systems on a standalone basis (including its assumptions of a terminal value factor of one times [1x] projected 2011 revenues and a 40% discount rate), the resulting fair value of the HDD Systems reporting unit would be $18,974,000, which is higher than the value calculated in CSI’s Step One analysis.
          If only the 40% discount rate used by Ardour was used in the Step One impairment test of HDD Systems reporting unit without adjustments to take into account other methods, factors and assumptions that were used by Ardour, the indicated fair value of the equity of HDD Systems reporting unit would have changed from $15,196,000 to $8,568,000, which was below the book value of equity of $14,272,000 of HDD Systems and would have necessitated a Step Two analysis.

          Accordingly, CSI remains comfortable with its goodwill impairment analysis of HDD Systems notwithstanding differing assumptions used by Ardour in the context of the preparation of a fairness opinion to the Clean Diesel Board of Directors.
Very truly yours,
/s/ Nikhil Mehta
Nikhil Mehta
Chief Financial Officer